UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hercules Offshore, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

427093109

(CUSIP Number)

December 29, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427093109

(1)	Names of reporting persons Ensco plc
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,826,854
(7) Sole dispositive power 0
(8) Shared dispositive power 2,826,854
(9)	Aggregate amount beneficially owned by each reporting person 2,826,854
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.1%
(12)	Type of reporting person CO

CUSIP No. 427093109

(1)	Names of reporting persons Pride International, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,826,854
(7) Sole dispositive power 0
(8) Shared dispositive power 2,826,854
(9)	Aggregate amount beneficially owned by each reporting person 2,826,854
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.1%
(12)	Type of reporting person CO

Item 1.

(a)	Name of Issuer: Hercules Offshore, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 9 Greenway Plaza, Suite 2200, Houston, Texas 77046

Item 2.

(a)	Name of Person Filing: This Schedule 13G is filed jointly by (i) Ensco plc (“Ensco”) and (ii) Pride International, Inc., a wholly-owned subsidiary of Ensco (“Pride”, and together Ensco, the “Reporting Persons”).

(b)	Address of Principal Business Office: The address of the principal business office of Ensco is 6 Chesterfield Gardens, London, England W1J 5BQ. The address of the principal business office of Pride is 5847 San Felipe, Suite 3300, Houston Texas 77057.

(c)	Citizenship: Ensco is a public limited company organized under the laws of England and Wales and Pride is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number: 427093109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Reporting Persons beneficially own 2,826,854 shares of Common Stock.

(b)	Percent of class: 2.1%.

(c)	Number of units as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: The Reporting Persons share power to vote or to direct the vote over 2,826,854 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: The Reporting Persons share power to dispose or direct the disposition of 2,826,854 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

On December 29, 2011, the Reporting Persons acquired beneficial ownership in excess of 5% of the outstanding shares of Common Stock in connection with an initial distribution of Common Stock to Pride as a creditor of Seahawk Drilling, Inc. (“Seahawk”) pursuant to the Chapter 11 bankruptcy plan of reorganization of Seahawk. As of the date of this filing, the Reporting Persons beneficially own 2,826,854 shares of Common Stock, which is 2.1% of the outstanding shares of Common Stock. Certain claims remain outstanding related to the bankruptcy. Pride may receive additional recoveries in connection with such claims, including distributions of shares of Common Stock; however there can be no assurances that Pride will receive any additional recoveries. The Reporting Persons do not believe that any additional distributions of Common Stock would result in their beneficial ownership exceeding 5% of the outstanding shares. Please refer to the most recent annual and quarterly reports of Ensco for additional information on the bankruptcy.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 6, 2012

ENSCO PLC

By:	/s/ Brady K. Long
Name:	Brady K. Long
Title:	Vice President, General Counsel & Secretary

PRIDE INTERNATIONAL, INC.

By:	/s/ Elizabeth Wright
Name:	Elizabeth Wright
Title:	Assistant Secretary

Joint Filing Agreement

This Joint Filing Agreement is entered into as of January 6, 2012, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hercules Offshore, Inc. is, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned), filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 6, 2012

ENSCO PLC

By:	/s/ Brady K. Long
Name:	Brady K. Long
Title:	Vice President, General Counsel & Secretary

PRIDE INTERNATIONAL, INC.

By:	/s/ Elizabeth Wright
Name:	Elizabeth Wright
Title:	Assistant Secretary